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CONFIDENTIAL
FOIA Confidential Treatment Request
Ms. Dorrie Yale	Under 17 C.F.R. §200.83
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novan, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-213276)

Dear Ms. Yale:

On behalf of Novan, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 26, 2016, related to the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the letter as well as to provide proposed responses to comments from the Staff received by letter dated September 1, 2016, also related to the Registration Statement. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. Please find enclosed certain relevant sections of the Registration Statement updated to reflect (i) the preliminary proposed price range and share number information as described below, (ii) the reverse stock split as described below and (iii) revisions in response to the comments from the Staff received by letter dated September 1, 2016 as described below, all of which we expect to include in Amendment No. 1 to the Registration Statement to be filed on or about September 12, 2016, together with a response letter including the proposed responses to the September 1, 2016 letter as described below, to the extent acceptable to the Staff.

Securities and Exchange Commission

September 6, 2016

Comment 8 (February 1, 2016): “We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.”

To assist the Staff in its review, the Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”). Based on currently available information and market conditions, the preliminary information presented herein reflects an initial public offering price per share of the Company’s common stock (the “Shares”) of between $[***] and $[***] (the “Preliminary Price Range”) and [***] Shares offered to the public in connection with the Offering (or [***] Shares if the underwriters’ option to purchase additional shares be exercised in full), after giving effect to a [***] reverse stock split for the Shares which will occur prior to the anticipated launch of the offering.

The Company supplementally advises the Staff that it has not granted any options to purchase Shares or other equity awards since the February 29, 2016 option grants disclosed on page 74 of the Registration Statement. Moreover, all options to purchase Shares that were granted in the twelve-month period prior to the anticipated consummation of the offering reflect a fair value estimate per Share that is above the midpoint ($[***]) of the Preliminary Price Range. Accordingly, the Company advises the Staff that there are no material differences between recent valuations of its common stock leading up to the IPO and the estimated offering price.

For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriter have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

Comment 1 (September 1, 2016): We note your disclosure on page 89 regarding a third party survey commissioned by you. Please confirm whether you commissioned this study for use in the registration statement. Please also identify the party and file a consent pursuant to Rule 436 of the Securities Act. Please provide additional details about the study so that an investor may understand its significance, including the other “approved acne products” included in the study (including what is meant by approved), the similar characteristics of the hypothetical product that were provided to respondents, how you determined that respondents ranked the hypothetical product as more efficacious and more tolerable (including the particular rankings assigned by respondents and the number of respondents who gave such ratings). Please also disclose any differences between SB204 and the hypothetical product and the significance of these findings given that SB204 is still in clinical stage and certain attributes of SB204 may change. In the alternative, please delete the discussion of this survey.

Securities and Exchange Commission

September 6, 2016

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page 89 of the Registration Statement to delete the discussion of this survey.

Comment 2 (September 1, 2016): We note that you have revised your disclosure to remove the statement that findings in the interim analysis were not statistically significant. The disclosure now includes percentages suggesting that the interim analysis showed a 21% complete clearance versus a 13% complete clearance with vehicle once-daily. Please tell us why your conclusions regarding the interim analysis have changed. Please also tell us why the study with vehicle previously showed complete clearance for 3 out of 12 patients, but now shows complete clearance for 1 out of 8 patients.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page 103 to restore the statement that findings in the interim analysis were not statistically significant. The Company also advises the Staff that it stopped the twice daily dosing of patients, Cohort 1, due to the local intolerability and cutaneous adverse events with SB206 4% twice daily. The previous Registration Statement disclosed the combined vehicle response rate for the subjects treated with the once and twice daily vehicle, 3 out of 12 patients total. Due to the decision to cease dosing with SB206 4% twice daily and the inclusion of this disclosure in the Registration Statement, we revised the current disclosure to include the efficacy assessment of only the once daily vehicle, 1 out of 8 patients. The revised disclosure reflects efficacy only for patients dosed with either the once daily vehicle or with SB206 4% once daily. The Company believes the once daily treatment arms, not confounded by cutaneous adverse events, are more representative of the efficacy of the Company’s treatments under continued development in Cohorts 2, 3, and 4 in the remainder of the Phase 2 study.

Comment 3 (September 1, 2016): We note your statement that you have observed “statistically-significant, dose-responsive topical anti-inflammatory activity in a series of in vivo studies using an oxazolone-induced model to assess anti-inflammatory activity.” Please expand your disclosure to provide the results, including p-values, of the analysis showing statistically significant activity. Please also clarify which NCEs were used in the study (NVN1000, NVN4000, etc).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on pages 109 and 110 of the Registration Statement in response to the Staff’s comment.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Nathan Stasko, Ph.D., President and Chief Executive Officer, Novan, Inc., 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, telephone (919) 485-8080, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1366. Thank you for your assistance.

Securities and Exchange Commission

September 6, 2016

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

cc:	Nathan Stasko, President and Chief Executive Officer, Novan, Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
Divakar Gupta, Cooley LLP
Brent B. Siler, Cooley LLP